SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549

                                 FORM 12b-25

                                            Commission File Number 0-4410

                         NOTIFICATION OF LATE FILING

        (Check One):  [  ] Form 10-K and Form 10-KSB   [  ]  Form 11-K
   [  ] Form 20-F  [X]  Form 10-Q and Form 10-QSB   [  ]  Form N-SAR

   For Period Ended:                  June 30, 1998
                     ----------------------------------------------------

   [  ] Transition Report on Form 10-K     [  ] Transition Report on
        and Form 10-KSB                    [  ] on Form 11-K
   [  ] Transition Report on Form 20-F     [  ] Transition Report on
   [  ] Transition Report on Form 10-Q          Form N-SAR
        and Form 10-QSB

   For the Transition Period Ended: _____________________________________

        READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
   ______________________________________________________________________
   ______________________________________________________________________


                       PART I.  REGISTRANT INFORMATION

   Full name of registrant         Telecomm Industries Corp.
                            ---------------------------------------------

   Former name if applicable

   ______________________________________________________________________

   Address of principal executive office (STREET AND NUMBER)

                                1743 Quincy Avenue
   ----------------------------------------------------------------------

   City, State and Zip Code     Naperville, Indiana 60540
                            ---------------------------------------------

                     PART II.  RULE 12B-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

   [X]  (a)   The reasons described in reasonable detail in Part III of
        this form could not be eliminated without unreasonable effort or expense;

   [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [  ] (c) The accountant's statement or other exhibit required by Rule
        12b-25(c) has been attached if applicable.


                            PART III.  NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        The registrant recently has had a change in outside counsel and in chief financial officers and has needed extra time to prepare quarterly information and make necessary technical changes for the submission of its filing.

                         PART IV.  OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification.

         John F. Adams                   (312)            258-5541
   ----------------------------------------------------------------------
            (Name)                    (Area Code)    (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [X]  Yes  [  ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [X]  Yes  [  ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Telecomm Industries Corp.
   ----------------------------------------------------------------------
                (Name of registrant as specified in charter)

   Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

   Date        August 17, 1998             By   /s/ James M. Lowery
        ----------------------------            -------------------------
                                                    James M. Lowery
                                                    Chairman

                                 ATTACHMENT


   For the three month period ending June 30, 1998, the registrant reported a 112% increase in net revenues to $6,680,000, net income of $86,400, and earnings per common share of $0.01. Net revenues for the same period in 1997 were $3,148,000, with net income of $159,000 or $0.02 per share. Earnings per share numbers are basic and fully-diluted. For the six month period ending June 30, 1998, the registrant reported revenue of $12,168,000 and net income of $305,000 or $0.03 per share (basic) or $0.02 (fully-diluted). For the same period in 1997, revenues were $5,742,000 with net income of $280,000 or $0.03 per share (basic and fully-diluted).

   Expenses for the period increased due in large part to the additions to the registrant's sales force, the continuing costs of consolidation, and ongoing restructuring efforts.